UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ___________]

PORTAGE’S PPL FORMS A JOINT VENTURE WITH UNIVERSITY OF GLASGOW TO DEVELOP NEW PEPTIDE THERAPEUTICS.

Toronto, Ontario, February 2, 2018 – Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U) is pleased to announce that its wholly owned subsidiary, Portage Phamaceuticals Ltd. (“PPL’), has formed a new joint venture company, Portage Glasgow Limited (“PGL”), incorporated in Scotland,  to develop more effectively-targeted drugs to treat chronic conditions including cancer.

PPL will hold controlling interest in PGL.

Portage Pharmaceuticals is providing an undisclosed funding to the new business along with a limited license to its CellPorter™ peptide delivery technology.

The University of Glasgow is providing therapeutic peptides developed through the research of Prof. George Baillie and access to a therapeutic peptide discovery platform.

PGL  will focus on the commercialisation of new therapies aimed at disrupting protein-protein interactions (PPI) in disease pathways which give therapeutic benefit. Candidate peptides and PPI targets have already been identified from existing research at the University.

Dr Frank W. Marcoux is a founding Director and the CEO of PGL. He currently serves as the Chief Executive Officer and Chief Scientific Officer of Portage Pharmaceuticals Ltd. and has over 25 years of drug development experience in a variety of senior management roles at Pfizer and Parke-Davis, culminating with an eight year tenure as Vice President, Pfizer Global Research and Development.

Professor George Baillie is the academic founding director of the company. He is the Professor of Molecular Pharmacology at the University of Glasgow’s Institute of Cardiovascular and Medical Sciences and worked for 15 years on publically and privately-funded research in phosphodiesterase enzymes and protein-protein interactions.

Dr. Declan Doogan, CEO of Portage commented, “This is a great example of a collaboration between commercial drug developers and academic researchers who have the potential to deliver truly cutting edge much needed treatments to patients world wide. I am excited to be associated with this Glasgow based enterprise.”

Dr. Gregory Bailey, Chairman of Portage commented. “Our joint venture with Glasgow is not only part of the evolution of PPL, but also the beginning of the next chapter for Portage Biotech.  We are looking for compelling products or companies that our team can add value to. Portage Biotech will be pathology agnostic and will evaluate new companies opportunistically”.

Please also refer to the News Release dated January 31, 2018 by the University of Glasgow  which can be found at www.glasgow.ac.uk.

About Portage

Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical “proof of concept” with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929-1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release, are forward-looking statements. The use of certain words, including the "believe", "could", "expect" and "will" and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans and objectives disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including uncertainties relating to the future clinical success. Additional important factors to be considered in connection with forward-looking statements are described in the "Risk Factors" section of the Company's quarterly financials and Management Discussion and Analysis and annual Report in Form 20-F filed on SEDAR and EDGAR. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 2, 2018

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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